UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-38049

Azul S.A.
(Name of Registrant)

Edifício Jatobá, 8th Floor, Condomínio Castelo Branco Office Park
Avenida Marcos Penteado de Ulhôa Rodrigues, No. 939
Tamboré, Barueri, SP, 06460-040, Brazil
+55 (11) 4831 2880
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Notice of Extraordinary General Meeting of Shareholders

On March 4, 2026, Azul S.A. (the “Company”) published a notice of an extraordinary general meeting of the shareholders of the Company, to be held virtually, on first call, on March 25, 2026, at 11:00 a.m. (Brazil time) (the “Extraordinary Shareholders Meeting”), to deliberate on the following matters:

•	the approval of a reverse share split of the Company’s common shares (“common shares”) at a ratio of 150,000 common shares to form one common share (the “Reverse Share Split”), with no change to the Brazilian reais amount of the Company’s share capital, and the related procedures to be followed by the Company’s shareholders if the Reverse Share Split is approved; and

•	the approval of an amendment to the Company’s bylaws (estatuto social) to reflect the new number of common shares after the Reverse Share Split, if approved.

A copy of the proposal of the management of the Company in respect of the Extraordinary Shareholders Meeting is attached hereto as Exhibit 99.1.

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Management Proposal in respect of the Extraordinary Shareholders Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 4, 2026

Azul S.A.

By: /s/ Alexandre Wagner Malfitani
Name: Alexandre Wagner Malfitani
Title: Chief Financial Officer